Free Writing Prospectus dated September 7, 2016 (to Prospectus dated March 31, 2015 and Preliminary Prospectus Supplement dated September 6, 2016)	Filed pursuant to Rule 433 Registration Statement No. 333-203157

The Royal Bank of Scotland Group plc

TERMS AND CONDITIONS

$2,650,000,000 3.875% Senior Notes due 2023

Issuer	The Royal Bank of Scotland Group plc
Securities	$2,650,000,000 aggregate principal amount of 3.875% Senior Notes due 2023 (the “Senior Notes”).
Ranking	The Senior Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, equally with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.
Specified Currency	USD
Issue Size	$2,650,000,000
Issue Price	99.970%
Trade Date	September 7, 2016
Settlement Date	September 12, 2016 (T+3)
Maturity	September 12, 2023
Coupon	3.875% per annum
Call Option	Not applicable
Interest Payment Dates	Semi-annually on each 12th day of March and September, commencing on March 12, 2017, up to and including September 12, 2023
Interest Payment Record Dates	On the 24th day of each February and August, commencing on February 24, 2017
Format	SEC-registered
US Treasury Benchmark	1.375% due August 31, 2023
US Treasury Benchmark Yield	1.380%
Re-Offer Yield	3.880%
Re-Offer Spread to UST	T+250 bps
Underwriting Discount	0.375%
All-in price	99.595%
Proceeds, before expenses, to the Issuer	$2,639,267,500
Day Count	30/360
Day Count Convention	Following, unadjusted

Business Days	New York and London
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between RBSG and any holder or beneficial owner of the Senior Notes, by its acquisition of the Senior Notes, each holder and beneficial owner of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK resolution authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into ordinary shares or other securities or other obligations of RBSG or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each holder and beneficial owner of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to RBSG or other members of the Group (as defined in the prospectus supplement), including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a UK resolution regime under the Banking Act 2009, as the same has been or may be amended from time to time (whether pursuant to the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise, the “Banking Act”), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by RBSG under the laws and regulations of the United Kingdom and the European Union applicable to RBSG or other members of the Group.
Waiver of Right to Set-Off	By accepting a Senior Note, each holder (including each beneficial holder) will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to such Senior Note or the Indenture (or between RBSG’s obligations under or in respect of any Senior Note and any liability owed by a holder) that they might otherwise have against us, whether before or during a winding up of RBSG.
Redemption for Tax Reasons	In the event of tax law changes that require RBSG to pay additional amounts and other limited circumstances as described under “Description of the Senior Notes—Tax Redemption” in the prospectus supplement and “Description of Debt Securities—Redemption” in the accompanying prospectus, RBSG may redeem all, but not less than all, of the Senior Notes prior to maturity at 100% of their principal amount together with any accrued but unpaid interest and additional amounts to the date of redemption.
Loss Absorption Disqualification Event	No Loss Absorption Disqualification Event
Global Co-ordinator, Joint Bookruner and Joint Lead Manager	RBS Securities Inc.
Joint Bookruners and Joint Lead Managers	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Co-Managers	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Danske Markets Inc. Société Générale UniCredit Capital Markets LLC
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	An application will be made to list the Senior Notes on the New York Stock Exchange
Expected Security Ratings*	BBB- / BBB+ / Ba1 (S&P / Fitch / Moody’s)
Clearing and Settlement	DTC
CUSIP	780097 BD2
ISIN	US780097BD21
Governing Law	New York

*	The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P, Fitch or Moody’s.

The Issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus and the prospectus supplement in respect of the Senior Notes in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071.